UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                           SCHEDULE 13G


            Under the Securities Exchange Act of 1934
               (Amendment No.          1         )*

Circus Circus Enterprises, Inc.
                        (Name of Issuer)



Common Stock
                 (Title of Class of Securities)



                           172909103
                         (CUSIP Number)



Check the following if a fee is being paid with this statement
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







SEC 1745 (10-88)         PAGE 1 Of 10 Pages

CUSIP NO. 172909103       SCHEDULE 13G       PAGE 2 of 10 Pages
                        COVER PAGE 2

1.   NAME OF REPORTING PERSONS
     S.S. or I.R.S. Identification No. of Above Person

          J. Roger Engemann
          ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a)

                                                       (b)

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     5.   SOLE VOTING POWER

               4,641,156 Shares

     6.   SHARED VOTING POWER

               None

     7.   SOLE DISPOSITIVE POWER

               4,641,156 Shares

     8.   SHARED DISPOSITIVE POWER

               None

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,641,156 Shares

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*



11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          5.3%

12.  TYPE OF REPORTING PERSON*

          IN

CUSIP NO. 172909103         SCHEDULE 13G     PAGE 3 of 10 Pages
                        COVER PAGE 2

1.   NAME OF REPORTING PERSONS
     S.S. or I.R.S. Identification No. of Above Person

          Pasadena Capital Corporation
          95-4187880

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a)

                                                       (b)

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          California Corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     5.   SOLE VOTING POWER

               None

     6.   SHARED VOTING POWER

               4,641,156 Shares

     7.   SOLE DISPOSITIVE POWER

               None

     8.   SHARED DISPOSITIVE POWER

               4,641,156 Shares

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,641,156 Shares

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*



11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          5.3%

12.  TYPE OF REPORTING PERSON*

          HC

CUSIP NO. 172909103         SCHEDULE 13G     PAGE 4 of 10 Pages
                        COVER PAGE 2

1.   NAME OF REPORTING PERSONS
     S.S. or I.R.S. Identification No. of Above Person

          Roger Engemann & Associates, Inc.
          95-2955531

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a)

                                                       (b)

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          California Corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     5.   SOLE VOTING POWER

               None

     6.   SHARED VOTING POWER

               4,641,156 Shares

     7.   SOLE DISPOSITIVE POWER

               None

     8.   SHARED DISPOSITIVE POWER

               4,641,156 Shares

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,641,156 Shares

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*



11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          5.3%

12.  TYPE OF REPORTING PERSON*

          IA

CUSIP NO. 172909103         SCHEDULE 13G     PAGE 5 of 10 Pages
                        COVER PAGE 2

1.   NAME OF REPORTING PERSONS
     S.S. or I.R.S. Identification No. of Above Person

          Roger Engemann Management co., Inc.
          95-3997288

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a)

                                                       (b)

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          California Corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     5.   SOLE VOTING POWER

               None

     6.   SHARED VOTING POWER

               731,100 Shares

     7.   SOLE DISPOSITIVE POWER

               None

     8.   SHARED DISPOSITIVE POWER

               731,100 Shares

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          731,100 Shares

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*



11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          0.8%

12.  TYPE OF REPORTING PERSON*

          IA

CUSIP NO. 172909103                          PAGE 6 of 10 PAGES



                          SCHEDULE 13G
Item 1:

     (a)  Circus Circus Enterprises, Inc.
     (b)  2880 Las Vegas Boulevard South
          Las Vegas, Nevada  89109

Item 2:

     (a)  J. Roger Engemann and controlled entities - see Item 7
     (b)  600 North Rosemead Boulevard, Pasadena, California  91107
     (c)  U.S.A.
     (d)  Common Stock
     (e)  172909103

Item 3:

     (g)  Parent Holding Company

Item 4:

     (a)  4,641,156 Shares
     (b)  5.3%
     (c)

          (  i)     4,641,156 Shares
          ( ii)     0
          (iii)     4,641,156 Shares
          ( iv)     0

Item 5:

     Inapplicable

Item 6:

     The shares covered by this report are held for the benefit of discretionary accounts of Roger Engemann & Associates, Inc.
     and Roger Engemann Management Co., Inc.  See Item 7 Exhibit.

Item 7:

     See Exhibit

Item 8:

     Inapplicable

Item 9:

     Inapplicable

CUSIP NO.  172909103                         PAGE 7 of 10 PAGES


                             SCHEDULE 13G


Item 10:

     By signing below we each certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                            SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

                              February 7, 1994


                              J. Roger Engemann by


                              Attorney-in-fact



                              Pasadena Capital Corporation by
                              J. Roger Engemann, President by


                              Attorney-in-fact



                              Roger Engemann & Associates, Inc. by


                              Senior Vice President



                              Roger Engemann Management Co., Inc.
                              by


                              Senior Vice President

CUSIP NO.  172909103                         PAGE 8 of 10 Pages


                           SCHEDULE 13G

                         ITEM 7 EXHIBIT



The joint filers are 1) J. Roger Engemann, an individual, 2)
Pasadena Capital Corporation, a holding company, 3) Roger Engemann & Associates, Inc., an investment adviser, and 4) Roger Engemann
Management Company, Inc., an investment adviser.

The relationships of the joint filers are as follows:

1. J. Roger Engemann, in his individual capacity, is the majority owner of Pasadena Capital Corporation.

2. Pasadena Capital Corporation, a holding company, owns 100% of Roger Engemann & Associates, Inc.

3. Roger Engemann & Associates, Inc., an investment adviser, owns 93.5% of Roger Engemann Management Co., Inc.

                 Number of Shares by Joint Filer



                                                        Control
                                          Shares       Person

J. Roger Engemann                            0         4,641,156

Pasadena Capital Corporation                 0         4,641,156

Roger Engemann & Associates, Inc.       3,910,056(1)   4,641,156

Roger Engemann Management Co., Inc.       731,100(1)     731,100


(1)These shares are beneficially owned by and held in the accounts of various clients of the above-named investment advisers, which advisers have investment discretion and voting authority with respect to such shares.

CUSIP NO.  172909103                         PAGE 10 of 10 Pages


                               SCHEDULE 13G


       JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(f)(1)



This Agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 (the "Act") by and between (among) the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or
Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.



                              J. Roger Engemann by


                              Attorney-in-fact



                              Pasadena Capital Corporation by
                              J. Roger Engemann, President by


                              Attorney-in-fact



                              Roger Engemann & Associates, Inc. by


                              Senior Vice President



                              Roger Engemann Management Co., Inc.
                              by


                              Senior Vice Prsident